Hudson Capital Advisors BD, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2023

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3).
A statement of financial condition, bound separately,
Has been filed with the Securities and Exchange Commission,
Simultaneously as a public document.

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SEC FILE NUMBER
8-66595

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hudson Capital Advisors, BD, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Wilshire Blvd., Suite 700
(No. and Street)

Santa Monica	CA	90401
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Bruce Raben	310-486-2593	braben@hudsoncap.n
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DylanFloyd Accounting & Consulting
(Name – if individual, state last, first, and middle name)

20909 Judah Lane	Newhall	CA	91312
(Address)	(City)	(State)	(Zip Code)

3/1/2016	6235
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce Raben_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hudson Capital Advisors, BD, LLC_____, as of December 31_____, 2023__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



TANICA L. MINNIS
Notary Public - State of Florida
Commission # HH 468360
My Comm. Expires Jan 20, 2028

Signature: *Bruce Raben*
_____

Title:
President_____

/Tanica L. Minnis

Notary Public Florida, Residing in Seminole County
This notarial act was an online notarization.

3/14/2024
_____
Date

This filing contains (check all applicable boxes):**

- ▣ (a) Statement of financial condition.
- ▣ (b) Notes to consolidated statement of financial condition.
- ▣ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ▣ (d) Statement of cash flows.
- ▣ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ▣ (g) Notes to consolidated financial statements.
- ▣ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ▣ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ▣ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ▣ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ▣ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ▣ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members
Hudson Capital Advisors BD, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Hudson Capital Advisors BD, LLC as of December 31, 2023, the related statements of income, changes in shareholders' equity, and cash flows for the 2023 then ended, and the related notes and schedules. In my opinion, the financial statements present fairly, in all material respects, the financial position of Hudson Capital Advisors BD, LLC as of December 31, 2023 and the results of its operations and its cash flows for the 2023 then ended in conformity with accounting principles generally accepted in the United States of America

Basis for Opinion

These financial statements are the responsibility of Hudson Capital Advisors BD, LLC My responsibility is to express an opinion on Hudson Capital Advisors BD, LLC financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hudson Capital Advisors BD, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The supplemental information consists of schedules I, II, & III has been subjected to audit procedures performed in conjunction with the Hudson Capital Advisors BD, LLC's financial statements. The supplemental information is the responsibility of Hudson Capital Advisors BD, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DylanFloyd Accounting & Consulting

Newhall, California
March 25, 2024

I have served as the Company's auditor since 2021.

Hudson Capital Advisors BD, LLC
Statement of Financial Condition
December 31, 2023

Assets

Cash and equivalent	$	112,377
Other receivable		-
Total Assets		112,377

Liabilities and Member's Equity

Liabilities

Accrued expenses & Accounts Payable	4,050
Deferred Revenue	-
SBA Loan	80,529
Total Liabilities	84,579

Member's Equity

Member's Equity	27,798
Total Liabilities and Member's Equity	$ 112,377

See accompanying notes to financial statements

Hudson Capital Advisors BD, LLC
Statement of Income
For the Year Ended December 31, 2023

Revenue

Fees income	$ 2,014,301
Total Revenue	2,014,301

Expenses

Commission expense	2,392,524
Office and administrative fees	5,204
Professional fees	30,891
Regulatory fees	(11,956)
All other expenses	3,888
Total Expenses	2,420,551
Net Income	$ (406,250)

Hudson Capital Advisors BD, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2023

Balance, December 31, 2022	$ 2,279,148
Prior Year Income	(1,846,190)
Capital Contribution	1,089
Net Income	(406,250)
Balance, December 31, 2023	$ 27,798


Hudson Capital Advisors BD, LLC
Statement of Cash Flows
For the Year Ended December 31, 2023


Investments received in lieu of cash	$	-
Investments paid in commissions in lieu of cash		-
Cash Flows from Operating Activities:		
Net income		(406,250)
Accounts Receivable		517,661
Accounts Payable		(3,535)
SBA Loan		(16,678)
Accrued Expenses		(48,772)
Deferred Revenue		(36,666)
Net cash provided by operating activities		5,760
Cash Flows from Financing Activities:		1,089
Cash Flows for Investing Activities:		-
Net increase in cash		6,849
Cash - beginning of the year		105,478
Cash - end of the year	$	112,327
Supplemental Cash Flow Information		
Cash paid for interest	$	-
Cash paid for income tax	$	-


See accompanying notes to financial statements


Note 1 – Organization and Nature of Business

Hudson Capital Advisors BD, LLC (the "Company"), was formed as a Delaware limited liability company on December 4, 2003. The Company is registered as a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's primary business activities include providing merger and acquisition advisory services, financial advisory services, and restructuring services to small and middle market companies.

The Company was a wholly owned subsidiary of Hudson Capital Advisors, LLC (the "Former Parent"). Effective July 1, 2009, BIR, LLC (the "Parent"), a company affiliated with a member of the Former Parent, acquired all of the Company's membership interests from the Former Parent. Subsequently BIR, LLC was eliminated and the member of the Former Parent, which owned 100% of BIR, LLC, currently owns directly 100% of Hudson Capital Advisors, LLC.

As a limited liability company, the member is not personally liable for any of the debts, obligations, losses, claims, or judgments on any of the liabilities of the Company whether arising in tort, contract, or otherwise, except as provided by law.

Note 2 – Significant Accounting Policies

Basis of Presentation

The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Private placements of securities
- Financial Advisor and Agent – banking, mergers & acquisitions

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Significant Accounting Policies (continued)

Revenues - Adoption of ASC Topic 606 Revenue from Contracts with Customers

On January 1, 2019, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("Topic 606") using the modified retrospective method applied to those contracts which were not completed as of January 1, 2019. Results of reporting periods beginning after January 1, 2019 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 605.

There was no impact to retained earnings as of January 1, 2021, or to revenue for the year ended December 31, 2023, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Revenue recognition – HCA earns revenue by performing services according to an engagement agreement with a customer. Although typically described in various ways (Investment Banking Fees; Placement Agent Fees; Success Fees; Retainers, etc.,) they are divided into two categories: 1) Transaction-related revenue and 2) Non-Transaction-related revenue.

Transaction-related revenue is recognized as earned when the transaction has been completed, and a commission/fee/payment is due according to the terms of the agreement.

Many of the other fees, including non-refundable fees can be categorized as referral fees. Non-transaction-related revenue is earned based on when it is received, and other terms that are outlined in the agreement related to services or introductions that the Firm makes on behalf of the client.

Some agreements made indicate that a reduction, by the amount of the "other fees" paid, may be made in credit against the "success fee" paid. These details are described in the engagement agreement and do not affect when the prior revenue is considered "earned", as there may be cases where a non-transaction-related fee is earned, and a transaction-related fee is not earned.

Leases – in February 2016, the FASB issued ASU 2016-02, "Leases" that requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements. The accounting update is effective for fiscal years beginning after December 15, 2018 (January 1, 2019 for the Company) under a modified retrospective approach and early adoption is permitted. The Company has reviewed the new standard and since they utilize an office arrangement that is contracted under a month-to-month arrangement, this does not apply to the Company's financials for the period.

Note 2 – Significant Accounting Policies (continued)

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for income tax purposes. As such, the Company's operations are reported on the tax returns of its member, who is responsible for any taxes thereon.

Therefore, no provision or liability for federal income taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross income tax and a minimum Franchise Tax of $800. The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2020 to the present, generally for three years after they are filed.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Note 3 – Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying value of such amounts.

Note 4 – Related Party Transactions

During the year ended December 31, 2023, the Company did not have any Related Party Transactions

Note 5 – Concentration of Risk

Amounts held in financial institutions occasionally are in excess of the Federal Deposit Insurance Corporation and Securities Investor protection Corporation limits. The organization deposits its cash in high quality financial institutions, and management believes the organization is not exposed to significant credit risk on those amounts.

Note 6 – Commitments, contingencies or guarantees.

The Company has no commitments, no contingent liabilities, and has issued no guarantees that might result in a loss or future obligations. Contingencies could arise in the normal course of business, and the Company could be subject to lawsuits or arbitrations related to its activities. The Company seeks to minimize any risks associated with its activities and the activities of any licensed representatives through policies, procedures, and supervision. While the Company has exposure to risks in its normal course of business, there are no material unrecorded or undisclosed commitments or contingencies, and the Company is not involved in or aware of any pending litigation or arbitration as of December 31, 2023.

Note 7 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2023, the Company had net capital of $27,798 which was $22,159 in excess of its required net capital of $5,639. The Company's net capital ratio was .262 to 1.

Note 8– Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. As such, the Company's operations are reported on the tax returns of its member, who is responsible for any taxes thereon.

Note 9 – Exemption from the SEC Rule 15c3-3

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2023. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3. The Company limits its business activities to private placements of securities on a best efforts basis only and corporate finance and other investment banking advisory services.

Note 10 – Leases

The Company uses an office arrangement that is contracted on a month-to-month basis. Rent expense for 2023 was $1,188 which was contributed back to the firm as a non-cash capital contribution.

Note 11 - Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2023 to March 25, 2024, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Hudson Capital Advisors BD, LLC
Schedule II – Determination of Reserve Requirements
Pursuant to Rule 15c3-3 (e)
As of December 31, 2023

The Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Hudson Capital Advisors BD, LLC
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3 (b)
As of December 31, 2023

The Company has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule

Hudson Capital Advisors BD, LLC
Schedule I - Computation of Net Capital Requirement
Pursuant to Rule 15c3-1
December 31, 2023

Computation of Net Capital

Total ownership equity from statement of financial condition	$	27,798
Less - non allowable assets:		-
Allowable credits/PPP Loan		-
Net Capital	$	27,798

Computation of Net Capital Requirements

Minimum net aggregate indebtedness -		
6.67% of net aggregate indebtedness	$	5,639
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,639
Excess Capital	$	22,159

Excess net capital at 1000% (net capital less 10% of		
aggregate indebtedness)	$	19,340

Computation of Aggregate Indebtedness

Total liabilities	$	84,579
Less: PPP loan to be forgiven		-
Total liabilities for net capital computation	$	84,579
Aggregate indebtedness to net capital		3.04

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2023)

There are no material differences noted in the Company's amended net capital computation at December 31, 2023

See accompanying notes to financial statements



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Exemption Report Review—No Exceptions to Exemption Provisions

To the Board of Directors and Members
Hudson Capital Advisors BD, LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Hudson Capital Advisors BD, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filling this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAIB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, without exception.

Hudson Capital Advisors BD, LLC's management is responsible for compliance with exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board(United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hudson Capital Advisors BD, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements.Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC staff Frequently Asked Questions.

DylanFloyd Accounting & Consulting

Newhall, California
March 25, 2024

I have served as the Company's auditor since 2021



HUDSON | CAPITAL ADVISORS

Hudson Capital Advisors BD, LLC

Exemption Report

Hudson Capital Advisors BD LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commissions (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the followings:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and
2. The Company is filing this Exemption Report in reliance on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAIB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, without exception.

Hudson Capital Advisors BD, LLC

As the President of Hudson Capital Advisors BD, LLC, I affirm that to the best of my knowledge and belief, the aforementioned is true and correct.

By:

Bruce I. Raben, President

100 Wilshire Blvd., Suite 700, Santa Monica, CA 90401
braben@hudsoncap.net